Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Year Ended September 30,
	2017	2016	2015	2014	2013
	($ in millions)
Consolidated income before income taxes	$1,602.1	$1,353.5	$1,123.4	$814.2	$657.8
Amortization of capitalized interest	152.6	169.1	159.7	124.4	110.9
Interest expensed	6.6	6.2	5.6	4.8	11.7
Earnings	$1,761.3	$1,528.8	$1,288.7	$943.4	$780.4
Interest incurred	$135.9	$158.5	$174.8	$190.6	$177.3
Fixed charges	$135.9	$158.5	$174.8	$190.6	$177.3
Ratio of earnings to fixed charges	12.96	9.65	7.37	4.95	4.40